[LETTERHEAD OF RALPH LAUREN CORPORATION]

August 25, 2011

VIA EDGAR

Attention:  Mr. John Reynolds, Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Ralph Lauren Corporation
Form 10-K for the Fiscal Year Ended April 2, 2011
Filed May 26, 2011
Definitive Proxy Statement Filed on Schedule 14A
Filed July 7, 2011
File No. 001-13057

Dear Mr. Reynolds:

We are writing in response to the comments contained in the letter from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Mr. Ralph Lauren, Chief Executive Officer and Chairman of the Board of Ralph Lauren Corporation (formerly known as Polo Ralph Lauren Corporation, the “Corporation”) dated August 15, 2011 (the “Comment Letter”), regarding the above-referenced filings.  The Staff’s comments and related responses from the Corporation are set forth below and are keyed to the sequential numbering of the comments used in the Comment Letter.

In responding to the Staff’s comments, we acknowledge that:

—	the Corporation is responsible for the adequacy and accuracy of the disclosure in the filing;

—	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Mr. John Reynolds
August 25, 2011

—	the Corporation may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Staff’s Comment

Form 10-K for the Fiscal Year Ended April 2, 2011 Filed May 26, 2011

Exhibits

1.
We note that Exhibits 10.27, 10.28, 10.29, and 10.30 omit schedules, exhibits, and/or attachments or contain redactions without a request for confidential treatment. Please confirm that you will file these agreements in their entirety with your next periodic report.

Response to Comment 1

The Corporation will file unredacted versions of the above-referenced schedules, exhibits, and/or attachments in their entirety with its next periodic report, or request confidential treatment with respect to the redacted portions.

Schedule 14A Filed July 7, 2011

Corporation Leadership Structure, page 11

2.
We note that Mr. Lauren serves as both the Chairman of the Board and Chief Executive Officer. Please confirm that in future filings you will disclose whether you have a lead independent director and what specific role the lead independent director plays in the leadership of the board. See Item 407(h) of Regulation S-K.

Response to Comment 2

The Corporation confirms that in future filings it will disclose whether it has a lead independent director and what specific role the lead independent director, if any, plays in the leadership of the board.

*  *  *  *

Mr. John Reynolds
August 25, 2011

If you have any questions concerning the above responses, please do not hesitate to contact the undersigned at (212) 705-8325.

Very truly yours,

/s/ Avery S. Fischer
Avery S. Fischer
Senior Vice President and General Counsel

cc:	Tracey T. Travis
Ralph Lauren Corporation

Raphael M. Russo, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP